UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated January 18, 2012.

Press release

ELSTER ANNOUNCES CFO TRANSITION

—Rainer Beaujean will join Elster as new CFO—

—Christoph Schmidt-Wolf plans to depart in March—

ESSEN, Germany, January 18, 2012 —Elster (NYSE: ELT) announced today that, following more than six years as chief financial officer (CFO) of Elster, with accomplishments that include a successful initial public offering, secondary offering and refinancing, substantial improvements in profitability, efficiency and working capital, and the establishment of core public company infrastructure, Christoph Schmidt-Wolf plans to leave Elster at the end of March.

“Christoph’s exceptional record of delivering results with steady and robust revenue growth across the business and strong fiscal discipline speaks for itself,” said Simon Beresford-Wylie, chief executive officer (CEO) of Elster.

“He has guided the company through the transition from private equity ownership onto the New York Stock Exchange as a publicly traded company and we wish him all the best in his future endeavours,” Beresford-Wylie added.

Mr. Schmidt-Wolf will be succeeded as CFO by Mr. Rainer Beaujean.  Mr. Beaujean will join Elster on February 1, 2012 and will formally take over as CFO in early March 2012, thereby providing for a two month transition period.

Mr. Beaujean has spent the past five years as CFO and member of the management board of Demag Cranes AG. Demag Cranes AG, with 2010/2011 financial year revenues of more than 1.06 billion Euros, is one of the world’s leading providers of industrial cranes, crane components, mobile harbor cranes and port automation technology and was a MDAX listed company on the Frankfurt stock exchange until the takeover by Terex Industrial Holdings in August 2011.

Prior to Demag Cranes AG, Mr. Beaujean served six years at T-Online International AG, Europe’s largest internet services provider, and the second largest worldwide. He was the CFO of T-Online International AG for four years before being appointed CEO. Mr. Beaujean left T-Online International AG after the merger with Deutsche Telekom AG in 2006.

Mr. Beaujean started his business career with Deutsche Telekom AG, one of the world's leading telecommunications and information technology service companies. Mr. Beaujean worked in various senior finance functions at Deutsche Telekom before he was appointed as CFO of T-Online International AG.

“Rainer’s deep global experience leading publicly listed industrial manufacturing and technology solutions companies will be an outstanding addition to Elster as we continue to see dynamic growth opportunities in gas, electricity and water around the world,” Beresford-Wylie said.

“He brings a history of successful focus on process, growth, and shareholder value, all of which fit precisely with our approach at Elster as we enter our second year as a public company,” Beresford-Wylie added.

“Elster has a 175 year track record of excellence and innovation and has today emerged as a very well positioned, growing public company establishing vital connections between gas, electric and water customers and the communities they serve,” Beaujean said.

“I look forward to joining Simon and the outstanding Elster senior management and finance teams as we enter a period of focus on applying technology solutions to resource conservation around the world,” Beaujean added.

Mr. Beaujean will be a managing director of the company and member of Elster’s group executive board. It is also intended to propose the appointment of Mr. Beaujean as member of the company’s administrative board at the next Annual General Meeting.

About Elster
Elster (NYSE: ELT) is one of the world’s largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services – key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications.

For more information about Elster, please visit www.elster.com.

Investors:
John Bluth, Elster Investor Relations and Corporate Communications
+1 919 250 5425, john.bluth@elster.com

Ronald Botoff, Elster Investor Relations
+1 919 212 4857, ron.botoff@elster.com

Media:
Rainer Mueller-Mueffelmann, Elster Corporate Communications
+49 (0) 6134 605 213, rainer.mueller-mueffelmann@elster.com

Noreen Pratscher, Elster Corporate Communications
+1 919 212 4858, noreen.pratscher@elster.com

This press release contains forward-looking statements.  Elster may also make written or oral forward-looking statements in its reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties.  Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions.  These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to publicly update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties.  Elster cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement.  Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the Annual Report on Form 20-F dated March 10, 2011 filed with the U.S. Securities and Exchange Commission.  Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions; instability and volatility in the worldwide financial markets; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan earlier in 2011 and the flooding in Thailand in fall 2011; Elster’s ability to raise capital to refinance its indebtedness; Elster’s ability to manage its outsourcing arrangements; or other factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Simon Beresford-Wylie
Name:	Simon Beresford-Wylie
Title:	Managing Director and CEO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: January 18, 2012